December 14, 2015

Via EDGAR

Shannon Sobotka

Staff Accountant

Office of Real Estate & Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Century Casinos, Inc. (File No. 000-22900)

Form 10-K for the year ended December 31, 2014

Dear Ms. Sobotka:

On behalf of Century Casinos, Inc. (the “Company”), the following responses are provided to the comments submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated December 1, 2015 (the “Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). The responses are keyed to the number of the comments in the Letter, which are restated below in italics for convenient reference.

Form 10-K for the Year Ended December 31, 2014

Note 3. Acquisitions

Mendoza Central Entretenimientos S.A., page F22

1.

We note that you have a three year option to purchase up to 50% of the shares of MCE. Please tell us the terms of the option, including the exercise price and whether any conditions limit your ability to exercise the option.

Response: The terms of the Company’s option to purchase up to 50% of the shares of MCE are as follows:

•	The option is open for a period of three years from the closing date of October 31, 2014.
•	The option can be exercised by the Company in tranches of shares representing each tranche not less than ten percent of the total outstanding shares of MCE.

•

The exercise price of the shares is based upon the value of MCE at the time the option is exercised, which value is determined by the earnings before interest, taxes, depreciation and amortization of MCE for the immediate past four full calendar quarters multiplied by five less any outstanding debt of MCE, including but not limited to lease payments to slot machine suppliers, but excluding the debt of MCE with Magnus Argentina, plus current financial assets (cash and banks, receivables and commercial credits of MCE). The Company estimates that the purchase price for the additional 42.5% of the shares of MCE would currently be approximately $7 million.

There are no conditions that limit the Company’s ability to exercise this option. In future filings, the Company will include additional disclosure regarding the terms of the option.

2.

We note that you own 7.5% of MCE and have an option to acquire additional shares. You also have the right to appoint one director to MCE’s board of directors. Further, through a Consulting Service Agreement, you advise MCE and receive both a fixed fee and a percentage of MCE’s EBITDA. Please provide us with your analysis of whether MCE is a variable interest entity and whether you are the primary beneficiary.

Response: In response to the Staff’s comment, the Company’s variable interest analysis of MCE and whether the Company is the primary beneficiary of MCE is presented below. The Company has concluded that MCE is a variable interest entity (“VIE”) as defined by Accounting Standard Codification (“ASC”) 810-10 but that the Company is not the primary beneficiary as discussed below.

The Company used the Variable Interest Model to determine whether MCE was a VIE. The Company concluded that MCE is a VIE because the total equity investment at risk is not sufficient to permit MCE to finance its activities without additional subordinated financial support.

In determining whether the Company should consolidate MCE under the guidance found in the VIE subsections of ASC 810-10,  the Company performed the following analysis.

A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and
b.

The obligation to absorb the expected losses of the VIE that could potentially be significant to the VIE or  the right to receive benefits from the VIE that could potentially be significant to the VIE’s economic performance.

The Company has concluded that the activities of MCE that most significantly impact MCE’s economic performance are its everyday operations, which are controlled by the board of directors. MCE’s board of directors consists of five directors, of which one has been appointed by the Company. In order for a board decision to be validly adopted, the vote of at least three directors generally is required.

Certain other decisions require the affirmative vote of the Company or the Company’s director. The Company has the right to approve or disapprove the annual budget for operations only if it deviates from the prior year by more than 20% or if it requires a working capital contribution from shareholders. If no annual budget is approved, the budget is based on the prior year’s budget with spending levels not exceeding 110% of the prior year’s annual budget. The Company has concluded that MCE could continue operating activities without the Company’s approval of the annual budget and has determined that this right does not give the Company the ability to significantly impact MCE’s economic performance.

Additional decisions requiring an affirmative vote by the Company include asset dispositions in excess of $25,000 in aggregate at any given time, liquidation or dissolution of MCE, additional investments and acquisitions in excess of $2,500,000, and incurring additional debt in excess of $200,000 in aggregate at any given time. The Company has concluded that these decisions do not relate to the everyday operations of MCE.

The Company’s Consulting Service Agreement is to advise MCE on casino matters such as architectural planning, operations, marketing, customer relations and reporting. Under the terms of the agreement, MCE may hire the Company on a non-exclusive basis when MCE requests such services. As such, the Company has determined that control is not established through the Consulting Service Agreement because MCE may go elsewhere for consultation, may proceed without consulting with the Company at all or may proceed in a manner that differs from the Company’s advice or consultation.

Based on this analysis, under which the Company concluded that it does not have the power to direct the activities of MCE that most significantly impact MCE’s economic performance, the Company determined that the Company is not the primary beneficiary of MCE.

Note 4. Property and Equipment, page F22

3.

Please tell us your capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. Include within your response the periods of capitalization and a discussion of when the capitalization period ends.

Response: The Company’s policy regarding capitalization relating to construction/development costs follows ASC 360-10. During the pre-acquisition and construction phases, expenditures related directly to acquisition, construction or development of the project are capitalized. These costs include interest, materials, salaries and other labor and overhead and other general and administrative costs incurred during construction, and fees, such as architect’s fees and building permits. Capitalization of interest costs, salaries and other labor and overhead and other general and administrative costs cease when the project is substantially complete or development activity is suspended for more than a brief period of time.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact the undersigned or Brianna Kadera, Financial Reporting Manager, at (719) 527-8300.

Sincerely,

/s/ Margaret Stapleton

Margaret Stapleton

Executive Vice President and Principal Financial/Accounting Officer